UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. ______)*

                        ALL AMERICAN SEMICONDUCTOR, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                    016557 1
                                 (CUSIP Number)

                              ALAN D. AXELROD, ESQ.
                   RUBIN BAUM LEVIN CONSTANT FRIEDMAN & BILZIN
                        2500 FIRST UNION FINANCIAL CENTER
                              MIAMI, FLORIDA 33131
                                 (305) 350-2369

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                DECEMBER 29, 1995
             (Date of Event Which Requires Filing of This Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this statement [X]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class). (See Rule 13d-7.)

         * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (continued on following pages)

                                  SCHEDULE 13D

CUSIP NO. 016557 1                                                   PAGE 2 OF 7


1)       Names of Reporting Persons/S.S. or I.R.S. Identification
         Nos. of Above Persons

                           Bruce M. Goldberg
                           S.S. No. ###-##-####

2)       Check the Appropriate Box if a Member of a Group*
                           (a)      [  ]
                           (b)      [X]

3)       SEC Use Only

4)       Source of Funds*
                           Not Applicable.

5)       Check Box if Disclosure of Legal Proceedings is Required
         Pursuant to Item 2(d) or 2(e)

                           [  ]

6)       Citizenship or Place of Organization
                           United States of America

         Number of                (7)  Sole Voting Power               1,112,141
          Shares
         Beneficially             (8)  Shared Voting Power             2,013,401
          Owned by
            Each                  (9)  Sole Dispositive Power          1,112,141
         Reporting
         Person With              (10) Shared Dispositive Power                0

11)      Aggregate Amount Beneficially Owned by Each Reporting Person
                           3,125,542

12)      Check Box if the Aggregate Amount in Row (11) Excludes
         Certain Shares

                           [X]

13)      Percent of Class Represented by Amount in Row (11)
                           15.77%

14)      Type of Reporting Person*

                           IN

                      * SEE INSTRUCTIONS BEFORE FILLING OUT

                                  SCHEDULE 13D

CUSIP NO. 016557 1                                                   PAGE 3 OF 7


ITEM 1.           SECURITY AND ISSUER.

                  Common Stock, $.01 par value ("Common Stock"), of All American Semiconductor, Inc. (the "Issuer"), a
                  Delaware corporation with its principal executive offices at 16115 N.W. 52nd Avenue, Miami, Florida 33014.

ITEM 2.           IDENTITY AND BACKGROUND.

         (a)      Name of Person Filing:

                           Bruce M. Goldberg

         (b)      Business address:

                           16115 N.W. 52nd Avenue, Miami, Florida 33014

         (c) Present principal occupation or employment and the name, principal business and address of employer:

                           President and Chief Operating Officer of the Issuer, a national distributor of electronics components manufactured by others with its principal business address at 16115 N.W. 52nd Avenue, Miami, Florida 33014.

         (d) During the last five years has such person been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors):

                           No

         (e) During the last five years has such person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws:

                           No

         (f)      Citizenship:

                           United States of America

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

                           Not Applicable.  See Item 4 below.

                                  SCHEDULE 13D

CUSIP NO. 016557 1                                                   PAGE 4 OF 7


ITEM 4.           PURPOSE OF TRANSACTION.

                           The reporting person (Bruce M. Goldberg) and his father, Paul Goldberg (the Chairman of the Board and Chief Executive Officer of the Issuer), as voting trustees (collectively, the "Trustees") pursuant and subject to a Voting Trust Agreement (the "Voting Trust Agreement") dated as of December 29, 1995, among the Trustees and former stockholders (collectively, "Added Value Stockholders") of two affiliated, privately held companies, Added Value Electronics Distribution, Inc. and A.V.E.D.- Rocky Mountain, Inc. (collectively the "Added Value Companies") acquired record title as of December 29, 1995, to 2,013,401 shares (collectively, the "Shares") of Common Stock issued to the Added Value Stockholders by the Issuer as part of the consideration paid in connection with the Issuer's acquisition of the Added Value Companies by the merger (collectively, the "Mergers") of each of the Added Value Companies with and into a wholly-owned subsidiary of the Issuer. The Voting Trust Agreement was entered into in connection with such acquisition in order to enable the Trustees to retain voting control over the Shares on certain matters for up to a period of six years from December 29, 1995, as described in Item 6. below.

                           There are no plans or proposals which the reporting person has which relate to or would result in any of the actions described in (a) through (j) enumerated in Item 4. of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER.

         (a)      Aggregate Amount Beneficially Owned and Percent of
                  Class:

                           3,125,542 shares (115,000 of which shares the reporting person has the right to acquire pursuant to outstanding stock options of the Issuer) representing 15.77% of the class of Common Stock (excluding in such calculation the 160,703 shares of Common Stock held of record by a wholly-owned subsidiary of the Issuer which were issued to such subsidiary in connection with one of the Mergers).

         (b)      Number of shares as to which such person has:

                            (i)     Sole power to vote or to direct the vote:                             1,112,141
                           (ii)     Shared power to vote or to direct the vote:                           2,013,401
                          (iii)     Sole power to dispose or to direct
                                    the disposition of:                                                   1,112,141
                           (iv)     Shared power to dispose or to direct
                                    disposition of:                                                               0

                           As indicated in Item 4. above and Item 6. below, the reporting person shares the power to vote or to direct the vote with respect to 2,013,401

                                  SCHEDULE 13D

CUSIP NO. 016557 1                                                   PAGE 5 OF 7

                           shares of Common Stock with his father,
                           Paul Goldberg, who is the Chairman of the Board and Chief Executive Officer of and employed by the Issuer. The response to the information requested in
                           Item 2(b), (d), (e) and (f) of Schedule 13D for
                           Paul Goldberg is the same as provided for Bruce M. Goldberg.

                           The reporting person disclaims any beneficial ownership pursuant to Rule 13d-4 under the Securities Exchange Act of 1934 of (i) 36,425 shares of Common Stock held of record by an unrelated third party as trustee for the benefit of the reporting person's sons (Matthew Perry Goldberg - 23,075 shares; and Alec Daniel Goldberg - 13,350 shares), (ii) 7,500 shares held of record by the reporting person's wife, Jayne Goldberg, (iii) 957,476 shares beneficially owned by either or both of his parents, Paul Goldberg and Lola Goldberg, and (iv) 192,898 shares beneficially owned by his sister, Robin Phelan.

         (c) No transaction in the Common Stock of the Issuer was effected by the reporting person in the past sixty days other than with respect to the Shares as described in Item 4 above.

         (d) The Added Value Stockholders have the right to receive dividends from and the proceeds from the sale of the Shares covered by the Voting Trust Agreement. None of the Added Value Stockholders beneficially own more than five percent (5%) of the Common Stock of the Issuer.

         (e)      Ownership of Five Percent or less of a Class:

                           Not applicable.

ITEM 6.           CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR
                  RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

                           Pursuant to the Voting Trust Agreement, record title to the Shares issued to the Added Value Stockholders in the Mergers were transferred to the Trustees as voting trustees. The term of the voting trust created under the Voting Trust Agreement is six years. Pursuant to the Voting Trust Agreement, the Trustees have unconditional discretion to vote all shares subject to the voting trust in elections of directors of the Issuer and all other matters upon which shareholders of the Issuer may vote, except for the following: (a) merger; (b) sale of all or substantially all of the Issuer's assets; (c) dissolution; and (d) any amendment to the Issuer's certificate of incorporation which modifies or alters the capital structure of the Issuer. With respect to such four matters, the Trustees must vote the Shares subject to the voting trust as directed by the beneficial owners of the Shares. To the extent that shares are permitted to be sold pursuant to a certain restrictive covenant from the Added Value Stockholders in favor of the Issuer and the surviving corporations in the Mergers (the "Restrictive

                                  SCHEDULE 13D

CUSIP NO. 016557 1                                                   PAGE 6 OF 7

                           Covenant"), upon such sale the Trustees are obligated to release such shares from the voting trust. Pursuant to the Restrictive Covenant, the Added Value Stockholders collectively are restricted from selling or disposing of more than 22.5% of the Shares for a period of two years following December 29, 1995 (the closing date), with each Added Value Stockholder limited to selling or disposing of no more than his pro rata share (the "Individual Percentage") of the Shares based on the percentage of the total merger consideration received by such Added Value Stockholder in the Mergers. In addition, during such two-year period, the Added Value Stockholders may not, in the aggregate, sell or dispose of more than 50,000 shares of the Issuer's Common Stock during any 14-day period or more than 10,000 shares of the Issuer's Common Stock in any one day, and each Added Value Stockholder shall be limited to his or her Individual Percentage of such number. After such two-year period, the Added Value Stockholders may not, in the aggregate, sell or dispose of more than 200,000 shares of the Issuer's Common Stock during any 14- day period or more than 50,000 shares of the Issuer's Common Stock in any one day, and each Added Value Stockholder shall be limited to his or her Individual Percentage of such number. An Added Value Stockholder may relinquish all or a portion of his or her pro rata right(s) to sell or dispose of shares of the Issuer's Common Stock described hereinabove to another Added Value Stockholder by giving the Issuer written notice to such effect, which relinquishment will be irrevocable. The restrictions set forth hereinabove shall not apply on any trading day when the last sale price of a share of the Issuer's Common Stock for the immediately preceding trading day equalled or exceeded $5.00. The foregoing restrictions are in addition to any restrictions which might be imposed by securities laws or under any other agreement related to the Mergers.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                           The following are filed as exhibits hereto:

                           (a) Voting Trust Agreement dated as of December 29, 1995, among the Trustees and the Added Value Stockholders (incorporated by reference to Exhibit 9.1 to the Issuer's Registration Statement No. 033-64019 on Form S-4).

                           (b) Restrictive Covenant dated as of December 29, 1995, from the Added Value Stockholders in favor of the Issuer, All American Added Value, Inc. and All American A.V.E.D., Inc. (incorporated by reference to Exhibit 2.1 to the Issuer's Registration Statement No. 033-64019 on Form S-4).

                                  SCHEDULE 13D

CUSIP NO. 016557 1                                                   PAGE 7 OF 7

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                    JANUARY 8, 1995
                                               --------------------------------
                                                         Date

                                                    /S/ BRUCE M. GOLDBERG
                                               --------------------------------
                                                        Signature


                                                         BRUCE M. GOLDBERG
                                               --------------------------------
                                                         Name / Title